UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 60148/June 19, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13474

<table>
<tr><td>In the Matter of</td><td>:</td><td></td></tr>
<tr><td></td><td>:</td><td>ORDER MAKING FINDINGS AND</td></tr>
<tr><td>TOTAL FILM GROUP, INC.,</td><td>:</td><td>REVOKING REGISTRATIONS OF</td></tr>
<tr><td>TRACK 'N TRAIL, INC.,</td><td>:</td><td>TOTAL FILM GROUP, INC., TRACK</td></tr>
<tr><td>TRADE WIND COMMUNICATIONS, LTD.,</td><td>:</td><td>'N TRAIL, INC., TRADE WIND</td></tr>
<tr><td>TRANSAXIS, INC.,</td><td>:</td><td>COMMUNICATIONS, LTD.,</td></tr>
<tr><td>TRANSMEDIA EUROPE, INC.,</td><td>:</td><td>TRANSMEDIA EUROPE, INC.,</td></tr>
<tr><td>TREASURY INTERNATIONAL, INC., and</td><td>:</td><td>TREASURY INTERNATIONAL,</td></tr>
<tr><td>TRI NATIONAL DEVELOPMENT CORP.</td><td>:</td><td>INC., AND TRI NATIONAL</td></tr>
<tr><td></td><td></td><td>DEVELOPMENT CORP.</td></tr>
</table>

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), on May 20, 2009. The Division of Enforcement (Division) informed Total Film Group, Inc. (Total Film), Track 'n Trail, Inc., (Track 'n Trail), Trade Wind Communications, Ltd. (Trade Wind), Transmedia Europe, Inc. (Transmedia), Treasury International, Inc. (Treasury International), and Tri National Development Corp. (Tri National) that its files were available for inspection and copying. See 17 C.F.R. § 201.230. The Division also established by the Declaration of Neil J. Welch that each of these Respondents was served with the OIP by June 1, 2009.[1] A Supplemental Declaration and a Brief in Support of Foreign Service that the Division filed on June 16, 2009, establishes that the laws of Australia, Canada, and England do not prohibit the method of service that was used to serve the Respondents in these countries. See 17 C.F.R. § 201.141(a)(2)(iv).

Total Film, Track 'n Trail, Trade Wind, Transmedia, Treasury International, and Tri National have not filed an Answer to the OIP, did not participate in the telephonic prehearing conference on June 18, 2009, and have not otherwise defended the proceeding. Accordingly, I find

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[1] In a June 8, 2009, Order, I found that the OIP was mailed to the wrong street address for Respondent TransAxis, Inc. (TransAxis), but that personal service was accomplished on the company's registered agent in Delaware. Later, I discovered a letter from CT [Corporation Trust] at its Delaware address stating its statutory representative services for TransAxis were discontinued. At the telephonic prehearing conference on June 18, 2009, I requested that the Division address the service issue as to TransAxis.

them in default and that the allegations as to them in the OIP are true. See 17 C.F.R. § 201.155(a), .220(f), .221(f).

Respondents

Total Film, Central Index Key (CIK) No. 1038777, is a Delaware corporation located in Beverly Hills, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Total Film is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2001, which reported a net loss of over $8.9 million for the prior nine months. As of May 18, 2009, Total Film's stock (symbol TFGP) was quoted on the Pink Sheets of the Pink OTC Markets, Inc. (Pink Sheets), had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Track 'n Trail, CIK No. 1029932, is a void Delaware corporation located in El Dorado Hills, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Track 'n Trail is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 30, 2000, which reported a net loss of over $9.8 million for the prior twelve months. On April 13, 2001, Track 'n Trail filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of California. The case was terminated on August 13, 2003. As of May 18, 2009, Track 'n Trail's stock (symbol TKTL) was quoted on the Pink Sheets, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Trade Wind, CIK No. 1133916, is a Bermuda corporation located in Sydney, Australia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Trade Wind is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the year ended June 30, 2003, which reported a net loss of over $2.7 million (Australian) for the prior twelve months.

Transmedia, CIK No. 906908, is a void Delaware corporation located in London, England, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Transmedia is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2000, which reported a net loss of over $7.2 million for the prior nine months. As of May 18, 2009, Transmedia's stock (symbol MBTE) was quoted on the Pink Sheets, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Treasury International, CIK No. 1003007, is a void Delaware corporation located in Libby, Montana, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Treasury International is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended October 31, 2003, which reported a net loss of $560,935 for the prior nine months. As of May 18, 2009, Treasury International's stock (symbol TRUY) was quoted on the Pink Sheets, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Tri National, CIK No. 1034415, is a dissolved Wyoming corporation located in San Diego, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Tri National is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended April 30, 2002, which reported a net loss of over $3.9 million for the prior twelve months. On October 23, 2001, Tri National filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of California, which is still pending.

These Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or did not receive such letters due to their failure to maintain a valid address on file with the Commission as required by Commission rules.

These Respondents have failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16 thereunder, and it is necessary and appropriate to revoke the registrations of their registered securities to protect investors. Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Exchange Act Rule 13a-1 requires issuers to file annual reports, and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports. Exchange Act Rule 13a-16 requires foreign private issuers to furnish quarterly and other reports to the Commission under cover of Form 6-K, if they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders.

ORDER

I ORDER, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registrations of each class of registered securities of Total Film Group, Inc., Track 'n Trail, Inc., Trade Wind Communications, Ltd., Transmedia Europe, Inc., Treasury International, Inc., and Tri National Development Corp. are revoked.

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Brenda P. Murray
Chief Administrative Law Judge